Filed Pursuant to Rule 433

Registration No. 333-266624-01

SYSTEM ENERGY RESOURCES, INC.

$325,000,000

First Mortgage Bonds,

6.00% Series due April 15, 2028

Final Terms and Conditions

March 8, 2023

Issuer:	System Energy Resources, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (negative outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	March 8, 2023

Settlement Date (T+4)(2):	March 14, 2023

Principal Amount:	$325,000,000

Interest Rate:	6.00%

Interest Payment Dates:	April 15 and October 15 of each year

First Interest Payment Date:	October 15, 2023

Final Maturity Date:	April 15, 2028

Optional Redemption Terms:	Make-whole call at any time prior to March 15, 2028 at a discount rate of Treasury plus 40 bps and, thereafter, at par.

Benchmark Treasury:	4% due February 29, 2028

Benchmark Treasury Price:	98-14 3⁄4

Benchmark Treasury Yield:	4.347%

Spread to Benchmark Treasury:	+255 bps

Re-offer Yield:	6.897%

Price to Public:	96.196% of the principal amount

Net Proceeds Before Expenses:	$309,387,000

CUSIP / ISIN:	871911 AU7 / US871911AU71

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Manager:	Independence Point Securities LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

It is expected that delivery of the bonds will be made on or about March 14, 2023, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (ii) RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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